Exhibit 99.2

Security Class Holder Account Number -------Fold Form of Proxy - Annual and Special Meeting of Fortis Inc. to be held on 4 May 2017 This Form of Proxy is solicited by and on behalf of the management of Fortis Inc. ("Management") Notes to proxy 1. You have the right to appoint some other person, who need not be a holder, to attend and act on your behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder. The securities represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. This proxy should be read in conjunction with the accompanying documentation provided by Management. 2. 3. 4. 5. 6. 7. -------Fold 8. Proxies submitted must be received by 10:30 am, Newfoundland Time, on 2 May 2017. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER

Appointment of Proxyholder

I/We, being shareholder(s) of Fortis Inc. ("Fortis") hereby appoint: Barry V. Perry or failing him, David C. Bennett, or failing him Karl W. Smith, all of St. John's, Newfoundland and Labrador (each a "Management Nominee")

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

As my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder(s) in accordance with the following direction(s) (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting (the "Meeting") of Fortis to be held in Salon A, Holiday Inn St. John's, 180 Portugal Cove Road, St. John's, Newfoundland and Labrador on 4 May 2017 at the hour of 10:30 a.m. (St. John's time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

1. **Election of Directors** - To elect the directors proposed in the Management Information Circular.

	For	Withhold		For	Withhold		For	Withhold
01. Tracey C. Ball	☐	☐	02. Pierre J. Blouin	☐	☐	03. Lawrence T. Borgard	☐	☐
04. Maura J. Clark	☐	☐	05. Margarita K. Dilley	☐	☐	06. Ida J. Goodreau	☐	☐
07. Douglas J. Haughey	☐	☐	08. R. Harry McWatters	☐	☐	09. Ronald D. Munkley	☐	☐
10. Barry V. Perry	☐	☐	11. Joseph L. Welch	☐	☐	12. Jo Mark Zurel	☐	☐

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	For	Withhold
2. Appointment of auditors and authorization of directors to fix the auditors' remuneration as described in the Management Information Circular.	☐	☐

	For	Against
3. Approval of the Advisory and Non-Binding Resolution on the Approach to Executive Compensation as described in the Management Information Circular.	☐	☐

	For	Against
4. Approval of the amendment to the amended and restated 2012 employee share purchase plan as described in the Management Information Circular.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report - Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

Information Circular - Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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